Butterfield to Acquire ABN AMRO (Channel Islands) Limited

Combines Two Leading Banking Operations in Channel Islands

HAMILTON, BERMUDA-APRIL 25, 2019: The Bank of N.T. Butterfield & Son Limited (“Butterfield”) (NYSE: NTB | BSX: NTB.BH), a leading offshore bank and trust company headquartered in Bermuda with significant operations in the Cayman Islands and Channel Islands, today announced that it has entered into a definitive agreement to acquire ABN AMRO (Channel Islands) Limited (“ABN AMRO Channel Islands”), the Channel Islands-based banking business of ABN AMRO Bank N.V. through its wholly owned subsidiary, Butterfield Bank (Guernsey) Limited, a company incorporated in Guernsey (“Butterfield Guernsey”).

The aggregate purchase price is approximately £161 million in cash (US$208 million), subject to certain purchase price adjustments.

The transaction combines two leading banking operations in the Channel Islands to create an organization with a widened and diversified offering, as well as the ability to service a broader array of clients around the globe. With the acquisition of ABN AMRO Channel Islands, Butterfield will significantly expand its presence in Guernsey and Jersey. For ABN AMRO Channel Islands, the transaction will bring the benefits of a more extensive loan product offering, as well as the opportunity to extend its service offering to the private equity and insurance industries.

Michael Collins, Butterfield’s Chairman and Chief Executive Officer, said, “In ABN AMRO Channel Islands, we have found an ideal partner through which to expand our core Channel Islands banking business. This acquisition is another important step in our strategy to grow through acquisitions in the highest quality offshore markets where we have scale and expertise. It underscores our continuing commitment to expand Butterfield’s presence in the Channel Islands and the importance of these two jurisdictions to our multinational clients. ABN AMRO Channel Islands brings a conservative risk management culture, similar to that of Butterfield, and will contribute both management talent and sales expertise to our combined business.

“This represents an excellent opportunity for clients and employees, and we look forward to welcoming our new colleagues to Butterfield. Together, we bring long histories of client service at the highest level.”

Established in Guernsey for over 35 years, ABN AMRO Channel Islands today offers well-established banking, investment management and custody products to three distinct client segments, including trusts, private clients, and funds. As at December 31, 2018, ABN AMRO Channel Islands has a well-balanced client base with £2.9 billion in deposits and £3.5 billion in assets under management and custody. Highly regarded and recognized for its excellent client service, ABN AMRO Channel Islands is committed to the highest levels of compliance and finding bespoke solutions that meet the evolving needs of its clients.

The transaction is anticipated to close during the third quarter 2019, subject to regulatory and other customary closing conditions. After Closing, ABN AMRO Channel Islands business and employees will be integrated with the existing Butterfield Guernsey operations and operate under the Butterfield name.

Goldman Sachs & Co. LLC is serving as financial advisor to Butterfield, and Sullivan & Cromwell LLP is serving as legal counsel. Rothschild & Co. is serving as financial advisor to ABN AMRO and Allen & Overy LLP is serving as legal counsel.

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Transaction Highlights:

Entity being acquired	ABN AMRO (Channel Islands) Limited
Business profile
Provides banking, investment management and custody services to private clients, trusts, and funds in the Channel Islands

£2.9 billion of deposits (at 12/31/18)

£3.5 billion of AUM/AUC (at 12/31/18)

35-year banking history in Channel Islands

Consideration	£161 million (~US$ 208 million), all cash, subject to certain adjustments
Earnback (cross-over method)	Expected within three years
Impact on Butterfield financials	Expected to be marginally accretive to earnings in year 1, and 3% to 5% accretive to earnings post-integration
Closing	Anticipated before end Q3; business integration to continue into 2020

Agreement Description

On April 25, 2019, Butterfield, through its wholly owned subsidiary, Butterfield Guernsey entered into a deed for the sale and purchase of the shares of ABN AMRO (Channel Islands) (the “Purchase Agreement”), by and among Butterfield Guernsey, ABN AMRO Bank N.V., a company incorporated in the Netherlands (“ABN AMRO”) and Butterfield, solely to guarantee the obligations of Butterfield Guernsey under the Purchase Agreement.

Pursuant to the Purchase Agreement, and upon the terms and subject to the conditions set forth therein, Butterfield Guernsey will acquire ABN AMRO (Channel Islands) through the purchase of all the issued shares in the capital of ABN AMRO (Channel Islands), for an aggregate purchase price of approximately £161 million in cash, subject to certain purchase price adjustments specified in the Purchase Agreement.

Under the terms of the Purchase Agreement, the parties’ obligations to consummate the transactions contemplated by the Purchase Agreement are subject to customary closing conditions, including, among other things, the receipt of certain regulatory approvals. In addition, Butterfield Guernsey’s obligation to consummate the transactions contemplated by the Purchase Agreement is subject to there not having occurred, since the date of the Purchase Agreement, a Material Adverse Effect (as defined in the Purchase Agreement). The transaction is expected to close during the third quarter of 2019.

The Purchase Agreement also contains customary termination rights for Butterfield Guernsey and ABN AMRO. Upon any termination of the Purchase Agreement, the Purchase Agreement will become void, except that certain specified obligations of the parties will survive, including obligations concerning confidentiality.

The cash consideration payable at the Closing is expected to be financed with cash on Butterfield’s balance sheet. The parties’ obligations to consummate the transaction are not subject to any condition related to the availability of financing.

The Purchase Agreement contains representations, warranties and covenants of Butterfield, Butterfield Guernsey and ABN AMRO that are customary for a transaction of this nature, including among others, covenants by ABN AMRO regarding the conduct of ABN AMRO (Channel Islands)’s business and by the parties regarding public disclosures during the period between signing of the Purchase Agreement and the Closing. The representations and warranties of Butterfield, Butterfield Guernsey and ABN AMRO in the Purchase Agreement will survive the Closing and any claims in relation thereto are subject to customary financial and temporal limitations. The Purchase Agr eement includes indemnification obligations of ABN AMRO in favor of Butterfield Guernsey for certain specified matters.

The Purchase Agreement and the consummation of the transactions contemplated thereby have been unanimously approved by Butterfield’s board of directors and Butterfield Guernsey’s board of directors.

- ENDS -

Conference Call Information

Butterfield executives will also host a conference call for investors to discuss both first quarter 2019 results and this transaction today (Thursday, April 25, 2019) at 10:00 a.m. EDT. Callers may access the conference call via the investor relations page of Butterfield's website at www.butterfieldgroup.com, or by dialing +1 (844) 855 9501 (toll-free) or +1 (412) 858 4603 (international). A replay of the call will be archived on the Butterfield website following the live call.

Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 based on current assumptions and forecasts made by The Bank of N.T. Butterfield & Son Limited (“Butterfield”) management. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target”, “to be”, “likely to”, “can” and other similar words and expressions of the future. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of Butterfield and the estimates given here. These factors include the following:

Butterfield’s ability to successfully complete the proposed acquisition of ABN AMRO (Channel Islands) Limited (“ABN AMRO (Channel Islands)”) or realize the anticipated benefits of the proposed transaction in the expected time-frames or at all; Butterfield’s ability to successfully integrate ABN AMRO (Channel Islands)’s operations into those of Butterfield; such integration may be more difficult, time-consuming or costly than expected; the failure of any of the conditions to the proposed transaction to be satisfied; revenues following the proposed transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction; risks associated with the disruption of management’s attention from ongoing business operations due to the proposed transaction; the parties’ ability to meet expectations regarding the timing and completion of the proposed transaction; delays in obtaining any approvals required for the proposed transaction or an inability or perceived inability to obtain them on the anticipated schedule (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the outcome of any legal proceedings that may be instituted against Butterfield or ABN AMRO (Channel Islands); and other factors.

All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from Butterfield, or from the SEC, including through the SEC’s website at http://www.sec.gov. Except as otherwise required by law, Butterfield assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

NOTES TO EDITORS:

About Butterfield
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Mark Johnson
Investor Relations                 Group Head of Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
Fax : (441) 295 1220                Fax: (441) 295 3878
E-mail: noah.fields@butterfieldgroup.com         E-mail: mark.johnson@butterfieldgroup.com